Exhibit 99.2

BANRO CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

The following management’s discussion and analysis (“MD&A”), which is dated as of March 30, 2007, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the financial year of the Company ended December 31, 2006 (“fiscal 2006”) in comparison with those as at and for the financial year of the Company ended December 31, 2005 (“fiscal 2005”), as well as future prospects of the Company.  This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2006 and fiscal 2005.  As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified.  Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties.  The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, recently acquired 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During fiscal 2006 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa.  Exploration activities at all three projects consisted of core drilling as well as gridding, soil, trenching and rock sampling and geological mapping.  No exploration was undertaken during fiscal 2006 at Kamituga.

The Company fell short of its exploration objective set for fiscal 2006 to increase its estimated mineral resources in the measured and indicated categories to a total of 6.0 million ounces of gold by the end of 2006.  This was due in part to below target drill metrage of a total of 36,000 metres at Twangiza, Namoya and Lugushwa compared to a budget of 50,000 metres.

In May 2006, the Company completed an equity financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000.  The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.  In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company for total gross proceeds of Cdn$5,772,800.  The net proceeds from these transactions are being utilized to advance the Company’s DRC projects and for general corporate purposes.

Twangiza Project

In September 2006, the Company announced updated mineral resource estimates for the Twangiza project.  In November 2006, the Company announced preliminary metallurgical test results from Twangiza.  In January 2007, the Twangiza mineral resource estimates were further updated as follows (these represent the current mineral resource estimates for Twangiza):

	(Using a 1.0 g/t Au cut-off)
Mineral		Au
Resource Category	Tonnes	(g/t)	Ounces
Measured	9,926,000	2.99	955,000
Indicated	29,303,000	2.18	2,053,000
Measured & Indicated	39,229,000	2.39	3,008,000
Inferred*	43,104,000	1.90	2,633,000

Ounces and tonnes rounded to the nearest ‘000.

*                    Includes an Inferred Resource of 132,000 ounces of gold (985,000 tonnes grading 4.16 g/t Au) of “Valley Fill” oxide material from previous artisanal activity associated with the main Twangiza deposit.

During 2006, the ongoing core drilling program at Twangiza continued to intersect wide, multiple zones of gold mineralization in areas within the main Twangiza deposit.  In addition to the ongoing drilling program at the main Twangiza deposit, results from new boreholes drilled 1,400 metres to the north between the Kashegeshe and the Lukungurhi workings indicated good potential for the delineation of additional resources outside the main Twangiza deposit.  The

Company also plans to commence exploration on the nearby major artisanal sites of Mufwa and Tshondo.

Additional information with respect to the Twangiza project, including the above mineral resource estimates and the exploration activities planned for 2007, is contained in the technical report of Michael B. Skead (the Company’s Vice President, Exploration and a “qualified person”, as such term is defined in National Instrument 43-101) dated March 6, 2007 and entitled “Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com.

Namoya Project

In August 2006, the Company announced initial metallurgical test results from its Namoya project.  In September 2006, the Company announced updated mineral resource estimates for Namoya of 691,000 ounces of gold (7,386,000 tonnes grading 2.91 g/t Au) in the indicated mineral resource category and 583,000 ounces of gold (4,829,000 tonnes grading 3.76 g/t Au) in the inferred mineral resource category.

In February 2007, the Company announced further drilling results from another 52 core holes drilled at Namoya, which concluded the 10,826 metre drilling program for 2006 focused on upgrading the resource base and delineating the full strike extent of the main deposits of Mwendamboko, Kakula and Namoya Summit.  In addition, initial indications from preliminary, exploration core drilling carried out on the Muvirungu, Seketi and Filon B prospects are that further drilling is warranted.  This will be followed up on during 2007.

Additional information with respect to the Namoya project, including the above mineral resource estimates and the exploration activities planned for 2007, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com.

Lugushwa Project

In February 2007, the Company announced further drilling results from an additional 39 core holes drilled at Lugushwa, which completed the 2006 core drilling program at Lugushwa of 54 holes totaling 8,332 metres.  In addition to the drilling program, ongoing exploration continues to assess the full extent of the main mineralized trend at Lugushwa.  Historical data indicates that there is potential to find further prospects along and to the northeast of the currently known prospects between Carriere A and Kimbangu.  A regional stream sediment sampling program is planned to test the extension of mineralization to the northeast.  In light of the new understanding on the controls of mineralization, all soil anomalies defined in the soil geochemical program during 2005 and 2006 will be re-evaluated.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates and the exploration activities planned for 2007, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com.

Kamituga Project

No exploration was undertaken during fiscal 2006 at the Company’s Kamituga project.  It is anticipated that exploration will commence at this project during the first half of 2007 consisting of gridding, geological mapping and soil, trench and adit sampling in the vicinity of the Little Mobale open pit.

Principal Exploration Objective for 2007

The Company’s principal exploration objective for 2007 is to complete pre-feasibility studies on Twangiza and Namoya and, subject to completing sufficient drilling, to undertake an initial scoping study at Lugushwa.  In addition, the Company intends to complete by mid-year an airborne magnetic and radiometric survey over all of Banro’s projects along the Twangiza- Namoya gold belt.

Qualified Person

Peter N. Cowley, F.I.M.M.M., the Company’s President and Chief Executive Officer and a “qualified person” as defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this MD&A, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date.  There is also no expectation of revenues from the Company’s activities in the foreseeable future.  The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years.

	2006	2005	2004

Net loss	$3,058,375	$4,501,342	$4,649,380
Net loss per share	$0.08	$0.16	$0.18
Deferred exploration expenditures	$34,132,109	$12,162,137	$2,697,131
Total assets	$90,398,386	$38,112,946	$12,733,601

The Company’s loss for fiscal 2006 decreased by 32% compared to fiscal 2005.  This loss during fiscal 2006 was significantly impacted by: (a) increased interest income ($1,987,420 during fiscal 2006 compared to $336,642 during fiscal 2005); (b) increased stock-based compensation issued to employees and directors of the Company ($1,167,062 during fiscal 2006 compared to $873,048 during fiscal 2005); and (c) a foreign exchange loss of $597,605 (compared to a foreign exchange gain of $691,207 incurred during fiscal 2005).  In addition, during fiscal 2006 the Company’s gain on dilution of interest in its investment in BRC Diamond Corporation (“BRC”) increased to $1,514,962 compared to $630,084 recorded during fiscal 2005.  As at December 31, 2006, the Company held 30.14% of the outstanding shares of BRC (which is a diamond exploration company active in the DRC) with a quoted market value of approximately $12,304,847 as at December 31, 2006.  The shares of BRC trade on the TSX Venture Exchange.

During fiscal 2005, the Company’s loss slightly decreased by 3.18% compared to fiscal 2004.  However, due to increased activities during fiscal 2005, all operating expenses other than employee stock compensation expense and bad debt expense, increased from fiscal 2004 to fiscal 2005.  In addition, operating expenses in fiscal 2005 were offset by higher foreign exchange gain recorded during fiscal 2005 as well as by a larger gain on dilution of interest in the Company’s investment in BRC.

Results of Operations

The Company’s operations in fiscal 2006 ended with a net loss of $3,058,375, or $0.08 per share, compared to a net loss of $4,501,342, or $0.16 per share, incurred in fiscal 2005.  During fiscal 2006, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2005:

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, increased by 24% to $686,376 in fiscal 2006 from $551,472 in fiscal 2005, as a result of the general increase in the Company’s activities and efforts to comply with increased securities regulatory requirements, as well as work related to the filing of a prospectus with the securities regulatory authorities in Canada.

Consulting fees

Consulting fees decreased to $245,435 in fiscal 2006 from $760,655 in fiscal 2005.  This decrease in consulting fees was mainly the result of the recognition as an expense of stock-based compensation issued to consultants of $712,917 during fiscal 2005 compared to $nil for fiscal 2006.

Office and sundry

Office and sundry expenses, which did not significantly vary during fiscal 2006 compared to fiscal 2005, included items such as rent, filing fees, insurance and communication costs.  The slight decrease of 4% or $33,083 from $820,830 in fiscal 2005 to $787,747 in fiscal 2006 was mainly the combined result of a 47% decrease in stock exchange filing fees (these fees were higher in 2005 as a result of the initial listing fees that were paid to list the Company’s shares on the Toronto Stock Exchange and the American Stock Exchange during 2005) and a 40% increase in insurance cost (which was related to an increase in the coverage under the Company’s directors’ and officers’ liability insurance policy from Cdn$3 million to Cdn$10 million).

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during fiscal 2006 increased by approximately 34% to $1,167,062 from $873,048 accrued during fiscal 2005, due to new stock option grants during fiscal 2006.

Travel

Travel expenses decreased by 14% from $526,818 in fiscal 2005 to $451,291 in fiscal 2006 reflecting fewer visits to the Company’s projects in the DRC, as well as lower corporate travel costs in relation to the Company’s shareholder relations and business promotional activities during fiscal 2006 as compared to fiscal 2005.

Foreign exchange gain/loss

The Company recorded a foreign exchange loss of $597,606 in fiscal 2006, compared to a foreign exchange gain of $691,207 in fiscal 2005, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial papers and discount notes. During fiscal 2006, these short term investments generated interest revenue of $1,987,420 compared to $336,642 generated in fiscal 2005. The increase in interest revenue is due to additional short term investments made during the second quarter of 2006 following the equity financing completed by the Company.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2006 and fiscal 2005.  This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2006
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$(2,449,007)	$(278,842)	$(757,158)	$426,632
Net (loss) earnings per share	$(0.06)	$(0.01)	$(0.02)	$0.01

	2005
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(1,091,180)	$(779,759)	$(1,432,062)	$(1,198,341)
Net loss per share	$(0.04)	$(0.02)	$(0.06)	$(0.04)

The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006.  In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees.

The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions.  During the second quarter of 2006, the Company incurred a net loss of $757,158 compared to a net income of $426,632 reported for the first quarter of 2006.  The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC of $1,487,760.  During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a United Kingdom national insurance contributions liability relating to stock option exercises by employees in the United Kingdom.  The increase in the net loss recorded in the fourth quarter of 2005 as compared to the third quarter of 2005 was most significantly impacted by increased salary expense due to the year-end bonuses paid to employees, as well by a foreign exchange gain which decreased significantly from the foreign exchange gain recorded during the third quarter of 2005.  In addition, the Company recorded during the fourth quarter of 2005 a significant gain on dilution of its equity investment in BRC.  The net loss incurred during the third quarter of 2005 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a foreign exchange gain of $664,256 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar.  The Company’s net loss for the second quarter of 2005 increased by $233,721 as compared to the net loss recorded for the first quarter of 2005, mainly due to an increase in expenses related to shareholder relations and promotion.

Liquidity and Capital Resources

As at December 31, 2006, the Company had cash and short term investments of $52,261,021 compared to cash and short term investments of $23,441,540 as at December 31, 2005.  The Company significantly improved its liquidity position during the second quarter of 2006 as a result of the completion of equity financings which involved the issuance of a total of 4,376,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$56,012,800.  The Company received an additional $3,823,079 during fiscal 2006 from the exercise of 1,512,949 stock options under the Company’s stock option plan.

During fiscal 2006, the Company spent $19,786,006 in exploration expenditures and $529,722 on capital assets to carry on its DRC projects (compared to $8,690,090 in exploration expenditures and $819,935 on capital assets spent during fiscal 2005).  During fiscal 2006, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil, trenching and rock sampling with geological mapping.

The Company has a proposed exploration and general and administrative budget for 2007 of approximately $30.2 million in the aggregate, allocated as follows:

($ 000’s)
Twangiza project	13,227
Namoya project	5,544
Lugushwa project	5,221
Kamituga project	2,138
Banro Congo Mining SARL	160
Administration and office support	3,978

Total	30,268

The actual expenditures incurred during 2007 at each project will be dependent on the exploration results achieved during 2007.

The Company’s current cash position is considered sufficient for planned exploration expenditures on the Company’s gold properties and for general and administrative expenses until at least mid-2008.

In February and March 2007, the Company received an additional Cdn$4,816,125 from the exercise of 1,169,500 stock options under the Company’s stock option plan.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

	Payments due by period
Contractual Obligations	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$344,652	$93,996	$187,992	$62,664	—

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation.  The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year.  This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information.  Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during fiscal 2006 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

•        risk-free interest rate: 3.83% to 4.08% (2005 – 2.99% to 3.28%);

•        expected volatility: 42.91% to 50.92% (2005 – 32.16% to 43.21%);

•        expected life: 3 to 5 years (2005 – 3 to 5 years);

•        expected dividends: $Nil (2005 - $Nil).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at March 30, 2007, the Company had outstanding 39,770,137 common shares and stock options to purchase an aggregate of 3,629,551 common shares.

Related Party Transactions

During fiscal 2006, directors fees of $30,000 (2005 - $23,848) were paid to non-executive directors of the Company.  During fiscal 2006, legal fees of $608,238 (2005 - $392,655), incurred in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at December 31, 2006, $20,054 (2005 - $22,372) owing to this legal firm was included in accounts payable.

During fiscal 2006, the Company received from BRC repayment of $387,310 previously advanced by the Company for working capital purposes. This amount was outstanding at December 31, 2005.  As at December 31, 2006, $nil was due from BRC.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.  In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only and none of the properties contain a known body of commercial ore.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources.  Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only.  In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices.  Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted.  As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During fiscal 2006 and fiscal 2005, the Company recorded a foreign exchange loss of $597,606 and a foreign exchange gain of $691,207, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 30, 2007 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  As at December 31, 2006, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company’s Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No changes were identified in the Company’s internal control over financial reporting during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.